

Mail Stop 3233

April 24, 2017

Via E-Mail
Christen E.J. Lee
Co-Chief Executive Officer and Co-President
KKR Real Estate Finance Manager LLC
9 West 57th Street
New York, New York 10019

> **Re:** **KKR Real Estate Finance Trust Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed April 13, 2017**
> **File No. 333-217126**

Dear Mr. Lee:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 5, 2017 letter.

Prospectus Summary

Our Target Assets, page 12

1. We note your disclosure that you include within senior loans "junior participations in our originated senior loans for which we have syndicated the senior participations to other investors and retained the junior participations for our portfolio, typically structured as mezzanine loans." Please tell us why it is appropriate to categorize junior participations structured as mezzanine loans within senior loans.

Note 10. Fair Value of Financial Instruments

Valuation Methodologies, page F-40

2.   We note your response to comment 13. Please expand your disclosure relating to the valuation of commercial mortgage loans and preferred equity investments to clarify that, in the event that management's estimate of fair value differs from the opinion of fair value provided by the independent valuation firm, you will ultimately rely solely upon the valuation prepared by the investment personnel of the Manager.

      You may contact Bill Demarest, Staff Accountant, at (202) 551-3432 or Kristi Marrone, Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3758 with any other questions.

Sincerely,

/s/ Sandra B, Hunter

Sandra B. Hunter
Staff Attorney
Office of Real Estate and
Commodities

cc: Joseph H. Kaufman, Esq.
       Simpson Thacher & Bartlett LLP
       Via E-mail